                                                              Exhibit (a)(1)(V)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



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OMNICARE, INC.,                                                 : C.A. No. 19800
                                                                :
         Plaintiff,                                             :
                                                                :
         v.                                                     :
                                                                :
NCS HEALTHCARE, INC., JON H. OUTCALT,                           :
KEVIN B. SHAW, BOAKE A. SELLS,                                  :
RICHARD L. OSBORNE, GENESIS HEALTH                              :
VENTURES, INC., and GENEVA SUB, INC.,                           :
                                                                :
         Defendants.                                            :
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                      THE NCS DEFENDANTS' MOTION TO DISMISS
                       OMNICARE'S SECOND AMENDED COMPLAINT

         Pursuant to Court of Chancery Rule 12(b)(6), Defendants NCS Healthcare, Inc. ("NCS"), Boake A. Sells and Richard L. Osborne (collectively, the "NCS Defendants") hereby move to dismiss Omnicare's Second Amended Complaint. The grounds in support of this motion are as follows: INTRODUCTION

         1. This litigation arises out of Omnicare's continuing attempts to thwart a merger between NCS and defendant Genesis Health Ventures, Inc. ("Genesis") (the "Genesis Merger"). The Genesis Merger was the end-result of a more than two-year process conducted by NCS (and its advisors) examining various restructuring alternatives. Throughout that time, the NCS Board was (and remains) faced with managing a company in default on its debt -- consisting of senior, subordinated and trade debt of approximately $350 million -- with fiduciary duties to both shareholders and


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creditors. Under the terms of the Genesis Merger, all of NCS's obligations are completely satisfied, and substantial provisions are made for equity.

         2. Part of the two-year process also involved failed discussions with Omnicare about proposals Omnicare made to purchase NCS's assets under Section 363 of the United States Bankruptcy Code at scavenger prices. Not once in those discussions did Omnicare step forward with a merger proposal that would have resulted in any recovery for NCS shareholders. Late in the business day on July 26, 2002 -- after not communicating directly with NCS for almost five months -- Omnicare sent NCS a highly conditional indication of interest in acquiring NCS at $3.00 per share in cash. Among other things, Omnicare's expression of interest was conditioned upon expedited due diligence of NCS, despite having the opportunity for substantial due diligence review during their earlier failed negotiations with NCS.

         3. On July 28, 2002, the NCS Board was faced with a choice: Take the bird in the hand and execute the firm Genesis offer which provides recovery for all NCS stakeholders (and which, according to Genesis, would have been taken off the table if not accepted by midnight July 28), or roll the dice on Omnicare's belated "offer to negotiate" and risk losing any recovery for NCS stakeholders. The NCS Board made the right decision for all its constituencies, and chose the option providing guaranteed recovery for all NCS stakeholders by approving the Genesis Merger.

         4. The next morning, on July 29, Omnicare repeated its highly conditional indication of interest to acquire NCS for $3.00 per share in cash. Again, this expression of interest was conditioned upon completion of due diligence. Thereafter, on August 8, 2002, Omnicare launched an unsolicited tender offer for all outstanding NCS shares for


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$3.50 per share in cash (the "Tender Offer") by filing with the Securities and
Exchange Commission ("SEC") a Tender Offer Statement on Schedule TO, including the offer to purchase, dated August 8, 2002, that forms a part thereof (the "Offer to Purchase"). The Tender Offer contains numerous conditions that cannot possibly be satisfied in light of NCS's binding contractual obligations with Genesis.

         5. On September 23, 2002, Omnicare filed a motion for leave to file a Second Amended Complaint. The focus of the proposed Second Amended Complaint is on actions purportedly taken (or not taken) by the NCS Board on or before July 28, 2002. Omnicare, however, did not become a NCS stockholder until late in the day on July 29, 2002. Because Omnicare has not, and cannot, allege that it owned any shares of NCS stock at the time of the alleged events complained about in the Second Amended Complaint, it lacks standing to bring those claims.


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                                  BACKGROUND(1)
                                  -------------

         6. Under the terms of the Genesis Merger, each outstanding share of NCS will be exchanged for .1 shares of Genesis stock. (2d Am. Compl. [p] 42)

         7. On July 26, 2002, Omnicare indicated that it was interested in acquiring NCS for $3.00 per share in cash. (2d Am. Compl. [p] 1) On July 28, 2002, the NCS Independent Committee recommended and the NCS Board approved the Genesis Merger. (2d Am. Compl. [p] 42) The next morning, Omnicare repeated its highly conditional indication of interest to acquire NCS for $3.00 per share in cash. (2d Am. Compl. [p] 36)

         8. Later that day, on July 29, Omnicare hastily purchased 1,000 shares of NCS Class A common stock, and became a NCS stockholder for the first time. (Exhibit A)(2)

         9. On August 1, 2002, Omnicare commenced this litigation and announced its intention to commence a tender offer for all outstanding shares of NCS common stock, which it did on August 8, 2002. (2d Am. Compl. [p][p] 49, 50)

         10. On September 23, 2002, Omnicare filed a motion for leave to file a Second Amended Complaint. The NCS Defendants did not oppose that motion. In the Second Amended Complaint, Omnicare alleges, among other things, that: (1) the voting agreements between Genesis and Messrs. Outcalt and Shaw entered into on July 28, 2002 (the "Voting Agreements") violated NCS's Amended and Restated Certificate of Incorporation (the "NCS Certificate") (Count I); (2) the NCS Board violated 8 Del. C.


----------
(1) For purposes of this motion only, the following allegations in the Second Amended Complaint are considered to be true. See Grobow v. Perot, 539 A.2d 180, 187 n.6 (Del. 1988), overruled on other grounds by Brehm v. Eisner, 746 A.2d 244 (Del. 2000).

(2) The Court may take judicial notice of facts publicly available in filings with the SEC. See, e.g., In re Santa Fe Pacific S'holder Litig., 669 A.2d 59, 69-70 (Del. 1995).


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'SS' 141(a) by entering into an exclusivity agreement with Genesis on July 3,
2002, and approved the Voting Agreements and the Genesis Merger on July 28, 2002 (Count II)); (3) the NCS Board breached its fiduciary duties by approving the Genesis Merger and by declining to consider Omnicare's July 26, 2002 indication of interest (Count III); (4) Genesis aided and abetted these alleged breaches of fiduciary duties (Count IV); and (5) the termination fee provision of the Genesis Merger is invalid and unenforceable (Count V).

         11. Nowhere in the Second Amended Complaint, however, does Omnicare allege (nor can it) that it owned shares of NCS stock on or before July 28, 2002, the key date giving rise to the allegations in the Second Amended Complaint. In fact, Omnicare did not buy shares of NCS stock until July 29, 2002. Accordingly, as explained further below, Omnicare lacks standing to bring all of the counts of the Second Amended Complaint.

                                    ARGUMENT
                                    --------

         12. On a Rule 12(b)(6) motion to dismiss, the Court will assume the truth of all well-plead allegations in the complaint. See Grobow v. Perot, 539 A.2d at 187 n.6; Behrens v. Aerial Communications Inc., No. 17436, 2001 WL 599870, at *2 (Del. Ch. May 18, 2001). Omnicare's Second Amended Complaint must be dismissed for failure to state a claim unless it alleges facts that "establish each and every element of a claim upon which relief could be granted." Lewis v. Austen, No. 12937, 1999 WL 378125, at *4 (Del Ch. June 2,
1999). Questions of standing are properly considered on a motion to dismiss. See, e.g., Andra v. Blount, 772 A.2d 183, 188 (Del. Ch. 2000) (granting motion to dismiss for lack of standing).


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         13. Standing to sue "refers to the 'right of a party to invoke the jurisdiction of a court to enforce a claim or redress a grievance."' U-H Acquisition Co. v. Barbo, No. 13279, 1994 WL 34688, at *3 (Del. Ch. Jan. 31,
1994) ("U-Haul") (quoting Stuart Kingston, Inc. v. Robinson, 596 A.2d 1378, 1382 (Del. 1991)). In deciding whether a party has standing to bring a claim, the Court must "consider[] who is entitled to bring a lawsuit rather than the merits of the particular controversy." Id. (emphasis in original)

         14. "In order to achieve standing, the plaintiffs interest in the controversy must be distinguishable from the interest shared by ... the public in general." Stuart Kingston, Inc. v. Robinson, 596 A.2d 1378, 1382 (Del. 1991) (citing Sprague v. Casey, 550 A.2d 184 (Pa. 1988)). "[S]tate courts apply the concept of standing as a matter of self-restraint to avoid the rendering of advisory opinions at the behest of parties who are 'mere intermeddlers'." Id. (quoting Crescent Park Tenants Assoc. v Realty Equities Core of New York, 275 A.2d 433 (NJ. 1971)).

         15. The crux of the Second Amended Complaint involves allegations about actions the NCS Board purportedly took (or failed to take) on or before July 28, 2002. As explained further below, Omnicare lacks standing to bring these claims. See, e.g., U-Haul, 1994 WL 34688, at *5 (holding that arms-length tender offeror who was not a unitholder lacked standing to bring fiduciary duty claims against general partner); Brown v. Automated Marketing Sys., Inc., No. 6715, 1982 WL 8782, at *2 (Del. Ch. Mar. 22, 1982) (holding that purchaser of stock lacked standing to pursue individual claims based on pre-purchase breaches of fiduciary duty in approving a merger agreement).

         16. As for Omnicare's purported fiduciary and statutory claims, it is well established that a plaintiff bringing a claim for breach of fiduciary duty "must show that it


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was owed a fiduciary duty." U-Haul, 1994 WL 34688, at *5; Reeves v. Transport
Data Communications, 318 A.2d 147, 150 (Del. Ch. 1974).

         17. One of the most basic elements of Delaware corporate law is that under 8 Del. C.'SS' 141, the board of directors has the ultimate responsibility for managing the business and affairs of the company. Accordingly, directors of Delaware corporations owe a triad of primary fiduciary duties to its stockholders-- due care, loyalty and good faith - each of which must be discharged at all times. See, e.g., Emerald Partners v. Berlin, 787 A.2d 85, 90 (Del. 2001). Directors of a corporation owe no fiduciary duties to prospective shareholders. See, e.g., Weiss v. Leewards Creative Crafts. Inc., No. 12384, 1993 WL 155493, at *3 (Del. Ch. Apr. 29, 1993).

         18. Because a Delaware director's statutory and fiduciary duties inure only to current stockholders (and in some limited contexts, as here, to creditors), only current stockholders have standing to bring claims for breach of those duties. See U-Haul, 1994 WL 34688, at *5 ("It is axiomatic that in order to maintain a claim for breach of fiduciary duty, a plaintiff must show that it was owed a fiduciary duty."). In U-Haul, the Court squarely addressed this issue in the context of a limited partnership, holding that U-Haul, a non-unitholder tender offeror, was not owed any fiduciary duties by the general partner. Id. at *5. The Court concluded that "U-Haul therefore lacks standing to bring a claim for breach of a fiduciary duty by the general partners because it could not be owed any fiduciary duty by the general partners." Id.

         19. As for Omnicare's standing to pursue such claims here, the Court explained in In re Gaylord Container Corp. Shareholders Litig., that a bidder's standing to challenge defensive measures enacted by the target is tied to its status as a stockholder.


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


747 A.2d 71, 77 n.7 (Del. Ch. 1999). Given that Omnicare was not an NCS stockholder until after July 28, 2002, there is not even a "bare thread" to support Omnicare's standing to sue NCS for breach of fiduciary duty or violation of Section 141(a).(3) See Gaylord Container, 747 A.2d at 77 n.7; U-Haul, 1999 WL 34688, at *5.

         20. Indeed, in cases where this Court found that a bidder had standing to pursue a claim for breach of fiduciary duty against a target's board, the bidder also owned shares of stock in the target at the time of the alleged breach. See, e.g., Tate & Lyle PLC v. Staley Continental, Inc., No. 9813, 1988 WL 46064, at *4 (Del. Ch. May 9, 1988) (noting also that because shareholder plaintiff was a bidder, the claim was individual rather than derivative); MacAndrews & Forties Holdings, Inc. v. Revlon, Inc., No. 8126, 1985 WL 21129, at
* 1 (Del. Ch. Oct. 9, 1985) (allowing bidder who owned 30,000 shares on date of alleged breach to pursue individual claims).

         21. Omnicare's belated purchase of shares of NCS stock does not cure its lack of standing. Omnicare purchased its shares "with full knowledge, or at least [was] charged with knowledge" of the terms of the Genesis Merger, and thus has no standing to complain about those terms. See, e.g., Brown v. Automated Marketing Sys., Inc., No. 6715, 1982 WL 8782, at *2 (Del. Ch. Mar. 22, 1982)
(holding that purchaser of stock lacked standing to pursue individual claims based on alleged breaches of fiduciary duty in approving a merger agreement that had occurred before Plaintiff had purchased stock).(4)


----------
(3) Because Omnicare lacks standing to bring breach of fiduciary duty claims against the NCS Board, it also lacks standing to allege that Genesis aided and abetted these breaches.

(4) This Court summarized this general equitable principle in not allowing a purchaser of stock to sue for pre-purchase breaches of fiduciary duty as follows:


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         22. Omnicare also lacks standing to enforce the terms of the NCS
Certificate in connection with Count I of the Second Amended Complaint, because it did not own shares of NCS stock at the time of the alleged "violation" of that Certificate. A certificate of incorporation "is viewed as a contract among shareholders...," Waggoner v. Laster, 581 A.2d 1127, 1134 (Del. 1990), and
"strangers to a contract ordinarily acquire no rights under it ...." Insituform of N. America, Inc. v. Chandler, 534 A.2d 257, 268 (Del. Ch. 1987).

         23. On July 28, 2002, the date of the alleged violation, Omnicare did not own any shares of NCS stock, and thus was not a beneficiary of the provisions of the NCS Certificate. Omnicare's interest in the provisions of the NCS Certificate at that time was indistinguishable from the public in general, and it has no standing to pursue the alleged violation. Stuart Kingston, 596
A.22 at 1382; Insituform of N. America, 534 A.2d at 268.

         24. The Court should not permit Omnicare to buy a lawsuit simply to prosecute these purported violations of NCS's Certificate in furtherance of their takeover efforts. See, e.g., Brown, 1982 WL 8782, at *2 ("the purchaser ought to take things as he found them when he voluntarily acquired an interest"); Gibson v. Gillespie, 152 A. 589, 593 (Del. Super. 1928) ("[N]o encouragement should be given to litigation by the introduction of a party to enforce those rights which the owners are not disposed to prosecute.").


----------
"[T]he purchaser ought to take things as he found them when he voluntarily acquired an interest. If he was defrauded in the purchase, he should sue the vendor. As to the corporation and its managers, so long as he is not injured in what he got when he purchased, and holds exactly what he got and in the condition in which he got it, there is no ground for complaint."

1982 WL 8782, at *2 (quoting Home Fire Ins. Co. v. Barber, 93 N.W. 1024, 1029 (Neb. 1903)).


                                       9



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         25. Moreover, Omnicare's nominal stock interest in NCS is related only to its status as a bidder in connection with its takeover attempt, and not "truly related" to any financial interest (i.e., dividends, stock splits, etc.) that might inhere in those shares. See, e.g., BBC Acquisition Corp v. Durr-Fillauer Med., Inc., 623 A.2d 85, 91-92 (Del. Ch. 1992) (finding interest of stockholder bidder waging an unsolicited tender offer relates only to takeover attempt, which is not "truly related to their stock interest").

         26. Thus, this case is unlike the class certification issue raised in Sunstates Corporation, because it involves a hostile bidder seeking to break-up a merger agreement to advance its own takeover efforts. In re Sunstates Corporation S'holder Litig., No. 13284, 2001 WL 432447, at *3, Lamb, V.C. (Del. Ch., Apr. 18, 2001) (in dicta, questioning whether class definition for individual claims to receive dividends should include post-breach purchasers). In contrast, the plaintiff in Sunstates was a stockholder seeking to obtain the economic benefits of Preferred Stock which had been purchased for investment purposes. Id. Here the true owners of the purported claim - NCS stockholders as of the date of the alleged breach - have already decided to pursue that claim in Civil Action 19786.


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         WHEREFORE, for all of the foregoing reasons and the authorities cited, the NCS Defendants respectfully request that the Court grant this Motion to Dismiss the Second Amended Complaint.

                                             /s/ Edward P. Welch
                                             --------------------------------
                                             Edward P. Welch
                                             Edward B. Micheletti
                                             Katherine J. Neikirk
                                             James A. Whitney
                                             SKADDEN, ARPS, SLATE,
                                               MEAGHER & FLOM LLP
                                             One Rodney Square
                                             Post Office Box 636
                                             Wilmington, Delaware 19899-0636
                                             (302) 651-3000

                                             Attorneys for the NCS Defendants

OF COUNSEL:

Mark A. Phillips
BENESCH, FRIEDLANDER, COPLAN
  & ARONOFF LLP
2300 BP Tower, 200 Public Square
Cleveland, OH 44114-2378
(216) 363-4500

DATED: October 3, 2002